Filed by 3M Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 3M Company

Commission File No.: 1-3285

Date: December 14, 2021

On December 14, 2021, 3M Company (“3M”) and Neogen Corporation (“Neogen”) provided certain supplemental information regarding the proposed combination of 3M’s food safety business and Neogen. A transcript of the parties’ remarks is set forth below.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

C O R P O R A T E     P A R T I C I P A N T S

Bruce Jermeland 3M Company - VP of IR

John Edward Adent Neogen Corporation - President, CEO & Director

Mojdeh Poul 3M Company - Group President of Health Care

Steven J. Quinlan Neogen Corporation - VP & CFO

C O N F E R E N C E     C A L L     P A R T I C I P A N T S

Charles Stephen Tusa JPMorgan Chase & Co, Research Division - MD

Jeffrey Todd Sprague Vertical Research Partners, LLC - Founder & Managing Partner

Joseph Alfred Ritchie Goldman Sachs Group, Inc., Research Division - VP & Lead Multi-Industry Analyst

Julian C.H. Mitchell Barclays Bank PLC, Research Division - Research Analyst

P R E S E N T A T I O N

Operator

Good morning, and thank you to everyone for joining on short notice to discuss Neogen and 3M’s announcement of our definitive agreement for Neogen to combine with 3M’s Food Safety business via Reverse Morris Trust transaction, creating a global industry leader.

Joining the call today from Neogen is John Adent, CEO; and Steve Quinlan, CFO. From 3M, we have Mojdeh Poul, Group President of 3M’s Health Care business, under which 3M’s Food Safety business falls. John will start the call by providing an overview of the transaction and the strategic rationale. Then Mojdeh will expand on the rationale for 3M and its shareholders and give an overview of the 3M Food Safety business before turning the call back to John. Additionally, Steve Quinlan will provide an overview of the financial benefits of the combination.

I would like to remind our participants that some of the statements we will be making today will be forward-looking. These matters involve risks and uncertainties that could cause material differences in our results from those projected in these statements. Information concerning risk factors that could cause actual results to differ materially can be found in the forward-looking statements section in the press release we issued this morning.

I also would like to inform parties that this call is being recorded. I would now like to turn the call over to John Adent, Neogen’s Chief Executive Officer.

John Edward Adent - Neogen Corporation - President, CEO & Director

Thank you. Good morning, everyone, and thank you for joining us to discuss this transformational combination. We are all very excited to be here today to share why it’s such a compelling opportunity to bring these 2 businesses together.

In Neogen, our #1 goal is to protect the food supply of the world. We get up every day to make sure that the people and animals that the world cares about are healthy and safe. At a time where we’re seeing robust growth trends in sustainability, food security and the heightened focus on supply chain integrity, we are right there in the center, ensuring the global food supply remains safe and robust. This combination will help us do an even better job to capitalize on these long-term tailwinds, creating a global leader in food security and establishing a platform from which we are well positioned to accelerate growth and drive significant additional value for customers, employees and shareholders.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

We’re bringing together 2 incredible businesses: Neogen, a leading pure-play food and animal safety business with established genomics, analytics and blockchain capabilities; and 3M Food Safety, a leader in food safety solutions with a globally recognized indicator testing brand, Petrifilm, a diversified customer base and a highly attractive financial profile.

We’ve admired 3M’s Food Safety business for some time. Our customers are craving one solution from the farm gate to the dinner plate, and they want a company that can help provide the best solution from a food security perspective.

The combined company will have an expanded product offering to enhance customer solutions, increase resources to better serve global customers, shared innovation expertise and customer focus and a strong financial profile. The transaction also augments Neogen’s financial profile with expected 1 year revenue of $1 billion, 10% top line growth and 30% EBITDA margins in the first full year post closing. More on this shortly.

Beyond today’s announcement, we’re also looking ahead to our earnings next week. And I did want to share that we’re excited about the momentum of our existing business.

You will see we continue to deliver strong growth with margins in line with our fiscal Q1 results. We look forward to discussing these results in further detail during next week’s earnings call.

Neogen and 3M Food Safety serve large, attractive and growing categories. The food safety market is valued between $18 billion and $25 billion with a long-term growth rate of 6% to 8%. The animal safety market is valued between $50 billion and $60 billion with a long-term growth rate between 4% and 6%. The genomics market is valued at roughly $1 billion with a long-term growth rate between 10% to 15%.

Significant tailwinds are expected to support this growth across categories. The tailwinds are driven by a variety of factors, including, but not limited to: increasingly health-conscious consumers, increasing prevalence of food allergies, COVID crisis impact on food security concerns, rising incomes in emerging markets, technology innovation leading to broader adoption of testing across supply chain and increasing incidence of pathogen contamination. Beyond these factors, increasing supply chain complexities creates further opportunities for Neogen to serve customers from behind the farm gate to the dinner plate. Against this backdrop, we believe the combined company will have a significant opportunity to achieve long-term success.

Now turning to Slide 6. The transaction will be structured as a tax-free Reverse Morris Trust transaction, whereby Neogen will combine 3M’s Food Safety business with its existing operations resulting in a combined enterprise value of approximately $9.4 billion. The implied enterprise value for 3M Food Safety is approximately $5.3 billion based on Neogen’s closing price of $40.12 on December 13, 2021, and comprised of $4.3 billion in newly issued Neogen shares and $1 billion in new debt, which will be incurred by 3M’s Food Safety business.

3M Food Safety’s implied enterprise value represents an implied multiple of 32x and 27x our estimate for current year 2022 estimated EBITDA pre and post $30 million of run rate synergies, respectively. At the time of closing, Neogen and 3M’s existing shareholders own approximately 49.9% and 50.1%, respectively of the combined entity. Estimated pro forma Neogen net leverage at closing is expected to be approximately 2.5x, and strong free cash flow generation will enable rapid delevering from there while we still provide the financial flexibility to invest for growth.

Neogen will remain headquartered in Lansing, Michigan, with a strong local presence of over 13 countries globally with sales that reach over 140 countries. I will continue to lead the combined company along with executives and personnel from both Neogen and 3M Food Safety.

Jim Borel, the current Neogen Board Chair, will continue in his role, and our new Board will be comprised of 8 current Neogen directors and 2 3M designated directors. We expect the transaction to close by the end of the third calendar quarter of 2022, subject to Neogen shareholder approval, regulatory approvals and customary closing conditions. We expect run rate synergies of $15 million of EBITDA contribution from growth synergies through the addition of $40 million of revenue and $15 million of cost synergies. We will share further details later in today’s presentation.

Now turning to Slide 7. Today’s announcement is a result of a comprehensive evaluation of strategic opportunities to ensure alignment with our strategic and financial priorities. Most importantly, 3M Food Safety aligns with our mission of being a leading company in the development and marketing of solutions for food security.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

But a mission is nothing without a vision for our collective future. Both companies are aligned on the vision of continuing to play a key role in enhancing the security, quality and quantity of the global food supply for the rapidly growing world population. The combination aligns with our strategic criteria, which includes: enhances our product offering and customer base; advances our R&D, technological and commercial capabilities; and expands our international presence. Financially, this combination aligns with our priorities to enhance our revenue growth potential, improve our EBITDA margin profile due to product mix and cost savings, shift our portfolio towards higher-growth, lower-volatility markets and create accretive value for Neogen’s shareholders.

Importantly, we expect the transaction to be accretive to our shareholders on a cash EPS basis, and the implied valuation multiples for 3M Food Safety pre and post synergies are at a discount to Neogen’s current trading multiple.

And finally, we will maintain a strong balance sheet, which allows the combined company to continue to invest for future growth.

Now I’d like to turn the call over to Mojdeh Poul, Group President of 3M’s Healthcare business to talk about the merits of the combination from 3M’s perspective and provide an overview of 3M’s Food Safety business. Mojdeh?

Mojdeh Poul - 3M Company - Group President of Health Care

Thank you, John. It is a pleasure to join the Neogen team this morning to discuss this exciting announcement.

For us at 3M, this transaction achieves 4 important objectives. First, it expands Food Safety product offerings for our customers. The combined company will have a significantly expanded product offering in food safety, particularly in indicator testing and pathogen detection areas, which complement Neogen’s existing microbiology lines.

Second, it evolves our strategy. As we focus our business and drive growth, this transaction is a step forward to unlock value and help build a global innovator in food and animal safety.

Third, it further focuses our health care business. 3M’s health care business improves every life by advancing health care solutions through connecting people, insights and science and technology to make better health possible.

Finally, as you read in the press release and will hear more about today, this transaction is tax-efficient and clearly benefits 3M, Neogen and shareholders.

To add more about the strategic rationale, I want to share a few drivers behind our decision.

Since the beginning of the COVID-19 pandemic, we have seen the increased global focus on sustainability and hygiene and supply chain solutions, which have amplified the long-term tailwinds in the Food Safety sector. We share with Neogen a deep commitment to quality, innovation and customer satisfaction. We expect the combined company will benefit from an enhanced geographic footprint complementary and innovative product offerings and digitization capabilities and deeper operational focus and agility to meet customer needs.

It would also have tailored capital allocation decisions and strategic and financial flexibility to pursue organic and inorganic opportunities. And for 3M’s Food Safety employees, we expect this transaction to create growth and career development opportunities as part of an innovative leader in a high-growth industry.

Relative to the transaction, not only does it unlock a premium multiple for our Food Safety business in a tax-efficient structure, but it also provides 3M shareholders with the opportunity to participate in the significant long-term growth potential of the pure-play food and animal safety innovator. As part of the transaction, 3M will receive consideration valued at approximately $1 billion, which 3M will use towards its dividend and paying down debt.

Let me briefly provide some background on the 3M Food Safety business. Please turn to Slide 9.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

3M Food Safety business is a leading provider of food safety testing solutions. The business offers a broad range of food safety testing solutions which are complementary to Neogen’s portfolio. Many segments of the food and beverage industry are regulated and adhere to strict internal quality standards. Food processors and manufacturers must meet regulatory performance standards and provide safe food to consumers. Consumers seek food safety testing solutions that deliver rapid, confident and reliable results.

3M Food Safety products support multiple industries within food and beverage, helping producers to prevent and protect consumers from food-borne analysis.

Over the years, we have built a broad global presence with products used in more than 60 countries and a diversified revenue base of more than 100,000 end user customers. And the financial profile of this business is highly attractive, with compounded annual growth rate of approximately 10% since 2000.

Turning to the next slide. Here on this slide, you can see examples of some of the products and solutions that we offer our customers. Today, this business generates significant revenue across multiple product offerings with more than 95% of total revenue attributed to recurring sales of consumable products. Our team’s deep technical engagement and local support facilitates long-term relationships with customers.

At the same time, our hygiene monitoring and pathogen detection product categories benefit from corresponding consumables.

Before I turn the call back to John, I would like to take a moment to thank our team at 3M, who provide innovative and reliable solutions that help customers deliver quality products. We are committed to ensure a successful transition for our employees, customers and our stakeholders.

With that, let me turn the call back over to John.

John Edward Adent - Neogen Corporation - President, CEO & Director

Thank you, Mojdeh. We recognize that there are a number of attendees on the call who may not be familiar with Neogen, so I’ll provide a brief overview of our business.

Neogen is a leading pure-play food security company with comprehensive product offerings, spanning food safety, animal safety and genomics, which are coupled with deep customer relationships across the globe. Neogen’s roots began in Food Safety in 1982, evolved to include Animal Safety in 1993 and more recently evolved into including Genomics.

Today, we’re headquartered in Lansing, Michigan in the United States and have over 2,000 employees worldwide. We pride ourselves on our deep relationships with a diverse group of leading food and animal safety customers, which include some of the world’s largest food manufacturers and producers.

We’re a growth company. Over the last 22 years, we’ve delivered a compounded annual revenue growth rate of approximately 15%, consistently generating high single-digit organic growth, including over 9% in fiscal year 2021 and a track record of inorganic growth through acquisitions. We benefit from global growth trends with strong international exposure of roughly 40% of sales.

We also have a strong focus on innovation and new product development, which is evident in the roughly 60 successful products that we’ve developed over the last 18 months.

Turning now to our product offerings that span food safety, animal safety and genomics, which all help customers solve challenges around global food security. Our Food Safety products help protect the world’s food supply by reaching all segments of the food, beverage and feed industries. Specifically, our Food Safety solutions include rapid diagnostics for the detection of unintended substances, sanitation verification tools and innovative pathogen tests.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

Our animal safety products ensure the well-being of livestock and pets, we develop solutions for the animal protein, animal performance and companion animal segments. We also offer veterinary instruments and supplies, cleaners and disinfectants for farm and vendor settings and insecticides and rodenticides to limit the spread of disease.

Our genomics products help improve food security with solutions that allow protein producers to make educated breeding decisions. Our solutions improve efficiency of herds, help breed associations verify parentage and enable food safety professionals to identify bacterial strains associated with disease outbreaks.

To give you a visual of just how Neogen’s products fit within the entire food security chain from farm to plate, we’ve highlighted in this slide where each of our product offerings fits within our customers. Whether it’s our food safety products being used by farms and agricultural customers, or animal safety products supporting customers with biosecurity and hygiene, our genomics solutions supporting our customers’ processing, testing and compliance. We are truly excited to be able to cover the entire food security chain. The combination with 3M Food Safety with Neogen means we’ll be able to meet more customers’ needs along this entire chain.

Now to Slide 14. As noted earlier, Neogen and 3M’s Food Safety is a significant and compelling combination, and here’s why. The combination of complementary food safety businesses creates a leading global pure-play food security company with an estimated $1 billion in revenue for the first year after closing.

The product solutions position Neogen to be a go-to solutions provider for our combined global clientele. Together, we will serve a complementary and diverse blue-chip customer base. We will have the innovation engine to create breakthrough products in existing areas and can capitalize on emerging genomics and analytics opportunities. We’ll be able to optimize the value of our combined global infrastructure through our detailed integration plan that we’ll be activating today. Together, we’ll have a strong financial profile with expected double-digit sales growth and approximately 30% EBITDA margins. Finally, we expect to have the opportunity to accelerate growth and enhance margins due to the synergistic nature of the combination.

Now on to Slide 15. Bringing together Neogen and 3M’s Food Safety business, positions the combined company favorably to address global food security challenges. We’ll have a pure-play focus on food security, which we estimate will generate approximately $1 billion in revenue in the first 12 months after closing. The combined company will have a presence in over 140 countries, which will increase the number of customers we’re able to reach and how we serve our customers around the world.

And finally, together, we’ll have a deep bench of R&D experts that span the food security spectrum. This will help us address the future of global food security challenges.

Now Slide 16. This transaction improves the combined companies’ weighting towards a stable growth Food Safety business with positions in attractive categories, changing our revenue mix by increasing food safety to approximately 70% of our revenue, up from approximately 45% of revenue today.

Notably, the combined company will generate around 25% of sales through indicator testing or Petrifilm, which has strong margins through highly recurring consumable revenue, 25% through bacterial and sanitation, including ATP and other food and animal safety products, with 10% of revenue coming from high-growth genomics, which we expect to increase over time.

Slide 17. As mentioned earlier, we have deep, long-standing relationships with a diverse group of blue chip customers across the world. This is true of Neogen as well as 3M Food Safety.

Our customer base, primarily includes food producers, processors and contract labs, but also includes retailers and household personal care companies as examples. We believe the combined company will better serve customers, allow them to produce more efficiently and effectively and help them address global food safety challenges.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

Now turning to Slide 18. At Neogen, we’re looking to the future and excited to work with our customers in this new era of food security. Together, Neogen and 3M Food Safety will have a robust innovation engine, bringing together highly experienced teams with deep expertise and robust new product pipelines. Both companies are industry pioneers with over 35 years of food safety experience. That’s a combination of more than 70 years of industry-defining innovation.

With over 160 scientists and engineers on staff, our combined team will have deep knowledge of microbiology, genomics, biochemistry, immunodiagnostics and instruments. We’ll also have an expanded patent portfolio with approximately 460 granted patents and approximately 150 pending. Both Neogen and 3M’s Food Safety respectively have a track record of new product innovations, which contribute to growth. Together, we have around 55 products in development and slated launch over the next 2 years.

We plan to utilize Neogen and 3M Food Safety R&D teams’ knowledge to drive future innovation to further address the unmet needs of our customers. A global presence will help the combined company continue to meet existing as well as new customer needs while also positioning the combined company to meet long-term growth.

The combined company will have a bolstered global presence with operations, design, manufacturing, service and sales spanning the Americas, Europe and Asia Pacific.

Our combined company will create a world-class manufacturing and IT footprint through expected capital investments of approximately $150 million to $175 million over a 3-year period.

On the manufacturing front, 3M Food Safety’s manufacturing facility in Bridgend, U.K. will be incorporated into the Neogen network at close and a new additional facility will be added to the Neogen network over time. We will be sharing further details with investors as the integration process continues.

Turning to Slide 20. We know the success and growth of the combined company hinges on a seamless integration, which is why we have a detailed integration plan in place. An integration team will be responsible for managing the coordinating integration efforts and will include representatives from both Neogen and 3M. Our near-term focus will be a Phase 1 plan, which will drive day 1 readiness pre-signing up until close. Following close, we will move to Phase 2, which focuses on implementation and execution of the integration.

As a global company, we’re always considering the intricate and sometimes unexpected ways our colleagues around the world are affected by our everyday choices. With this in mind, our focus throughout the integration will be to minimize disruption as we welcome our new colleagues. As part of the integration, we’re expecting $150 million to $175 million of net capital expenditures over 3 years, which will build a world-class manufacturing and IT footprint, setting up Neogen for long-term profitable growth.

With that, I’d like to turn the call over to Steve Quinlan, Neogen’s CFO, to address the financial merits of the transaction.

Steven J. Quinlan - Neogen Corporation - VP & CFO

Thanks, John, and good morning, everyone.

Reiterating John’s earlier comments, the combined company will have a stronger financial profile. The combined company is expected to generate $1 billion in revenue and about $300 million of EBITDA, representing about 30% EBITDA margins, significantly enhancing Neogen’s current EBITDA margins.

At the time of close, the combined company is expected to have net leverage of about 2.5x and be well capitalized with strong cash flow generation from the transaction that will allow us to rapidly delever while continuing to invest for growth. Going forward, we expect the combined company to continue its strong growth track record and generate healthy top line growth.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

Our growth expectations are in line with Neogen and 3M Food Safety historical growth. We expect category tailwinds, as well as business-specific initiatives to support these growth expectations.

Now I’ll pass it back to John.

John Edward Adent - Neogen Corporation - President, CEO & Director

Thank you, Steve. We’re excited about the combined growth platform and the ability to accelerate growth across the combined company. Our comprehensive combined offering of Food Safety solution can be delivered to an aggregate global customer base and enhance value through depth and completeness of our portfolio. We expect growth and cost synergies to result from the combination and are targeting $30 million in EBITDA contribution by the end of year 3 following the close of the transaction.

Cross-selling opportunities, examples selling 3M’s Food Safety Petrifilm to Neogen’s existing customers or selling Neogen’s allergen products to 3M’s Food Safety existing customers, and heightened commercial focus and allocation across the business are expected to drive growth synergies, resulting in $15 million in EBITDA contribution from $40 million of additional revenue by the end of year 3 post transaction close.

Now to wrap up. Today’s announcement is a combination of complementary food safety leaders that will create a pure-play food security company. Neogen will be at the forefront of the new era in food security with the resources, capabilities and solutions to be a global food security provider. The heightened global focus on food security, sustainability and supply chain solutions around the world presents exciting opportunities for us.

We’ll be equipped with a compelling product offering and footprint to address global food security challenges, serve a diverse customer base and lead the future of data-driven food and animal security. To reiterate, the combined company is expected to deliver 10% revenue growth with 30% EBITDA margins and represents a compelling value creation opportunity for shareholders through synergies and advanced financial metrics. This combination will harness the power of both businesses’ technology capabilities to improve food and animal security everywhere, from breeding healthy animals to sanitizing the factory floor and onto the rest of the supply chain.

This combination will harness the power of both businesses’ technological capabilities to improve food and animal security everywhere from breeding healthy animals to sanitizing the factory floor and onto the rest of the supply chain.

Customers know they can count on Neogen whenever they have food security issues or to prevent an issue, and we’ll have more products and solutions to help them meet even more of the needs and challenges they face as part of the changing landscape in food security.

I am extremely proud of our entire team for their ongoing commitment and motivation, which has put us in such a strong position for an exciting future full of opportunities for them, our customers and our shareholders. This transaction is a strong validation of just how hard our teams have worked to set us up for success.

I’m also delighted to welcome 3M’s Food Safety employees to our Neogen team. Bringing their expertise on board puts us in an even better position to deliver quality, safety and value to our customers around the world.

Thank you all for joining today’s discussion. We’re excited for what’s to come. Now I’ll open it up for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

John Edward Adent - Neogen Corporation - President, CEO & Director

And before we get started with Q&A, it was brought to my attention that I misspoke on Slide 6. The implied enterprise value for the combined company is approximately $9.3 billion, not $9.4 billion. So I wanted to clarify that before we started the Q&A.

Operator

And actually, the first question today comes from Joe Ritchie from Goldman Sachs.

Joseph Alfred Ritchie - Goldman Sachs Group, Inc., Research Division - VP & Lead Multi-Industry Analyst

Congratulations. And so maybe just obviously clearly focused with 3M here. On the health care side of the business, you have several other businesses that sit in there, whether it’s health information systems, medical solutions, drug delivery. I guess, my question is really, are there any business overlap with this drug delivery business that — I’m sorry, with the Food Safety business that you are divesting? Any significant overlap with those other businesses?

Mojdeh Poul - 3M Company - Group President of Health Care

Joe, this is Mojdeh. No, there is no overlap.

Joseph Alfred Ritchie - Goldman Sachs Group, Inc., Research Division - VP & Lead Multi-Industry Analyst

Okay. Great. And then maybe the follow-on question is, look, clearly you think that there’s a lot of strategic and financial merits to divesting this business. Is this the start of potential portfolio reshaping across the rest of health care?

Mojdeh Poul - 3M Company - Group President of Health Care

Yes. So Joe, as you know, as a company, we are very focused on portfolio management. It’s a priority for us, and it’s an ongoing process at all times. So we have been very focused on the Healthcare business group side on portfolio management as well, really investing in growth opportunities that are a priority for us where we can create differentiated value and at the same time, be able to get a sharper capital allocation.

So we are very focused on the spaces like Advanced Wound Care, Healthcare IT, as well as Biopharma Filtration. So most of the organic and inorganic investments that we’ve done over the last several years have been in that direction. So...

Operator

And the next question comes from Julian Mitchell with Barclays.

Julian C.H. Mitchell - Barclays Bank PLC, Research Division - Research Analyst

So I suppose, firstly, I just wanted to try to understand kind of what’s really changing at Neogen as a result of this. If I look at the share price performance relative to the S&P or the Life Sciences Index has been fairly poor in recent years. So I’m trying to understand what does this deal do exactly?

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

Yes, there’s synergies of $30 million, but $1 billion of extra debt at 3% interest rate sort of neutralizes that. Yes, there’s a bit more scale, but I think the combined market share in Food Safety is still in the low single digits. So it remains an extremely competitive arena to try and win in Food Safety.

And I wasn’t sure if there are any broader strategic changes being envisaged at Neogen or it’s just putting together 2 similar companies and sort of hoping that together, they’re a bit stronger?

John Edward Adent - Neogen Corporation - President, CEO & Director

Yes. Thanks, Julian. Well, first, the plan is not to hope. We’ve got a very good, detailed integration plan on how we’re going to put these businesses together. And the strategic rationale, we think is really compelling.

These are 2 complementary businesses that have been pioneers in this industry for a long time. And the food safety market is a growing dynamic market with long-term trends. I know you don’t know much about Neogen. We have a track record of 22 years of consecutive growth quarter-on-quarter, which we deliver high value growth to our customers and to our shareholders. That’s been double-digit organic growth, and then we supplement that with strategic acquisitions.

This is going to allow us to combine a portfolio where both of the existing organizations had gaps and really allow us to provide a much stronger solution to our customer base.

You combine that with our analytics platform, and it’s really going to allow our customers to understand exactly what’s going on within all of their facilities regarding testing, cleaning, retesting and certification. And we think that’s a very, very strong value add compared to everybody else in the industry.

So we’re really excited about this. It increases our reach and frequency across the globe. We have now more direct salespeople reaching customers than at any time before. We have a much stronger portfolio reaching those customers, and we’re able to provide much more innovative solutions as a combined organization.

Julian C.H. Mitchell - Barclays Bank PLC, Research Division - Research Analyst

That’s helpful. And then maybe just a question for both you, John and Mojdeh, I suppose. On the 3M Food Safety business, specifically, I realize as a combined entity, you have the sort of double-digit revenue growth aspiration. But if I look at the 3M Food Safety business, I think it’s more like a sort of mid-single-digit organic CAGR in the last 3 to 4 years. So I just wondered maybe help us understand why perhaps that 3M Food Safety business has undergrown the market. And what will be done to sort of reinvigorate that growth to push it up to the double-digit aspiration.

John Edward Adent - Neogen Corporation - President, CEO & Director

Yes, Joe (sic) [Julian], I’ll start with that. I think that if you look at Neogen’s track record of double-digit growth over the last 20-some years, we really feel that working with our colleagues at 3M Food Safety and really having a sharpened focus, making sure that we’re meeting the solutions and needs of our customers as we’re going to be able to accelerate that top line growth.

We’re going to have sales reps in more areas. So we’re going to increase the frequency we call on customers with a greater portfolio they have within that frequency and a greater touch.

The cultures of the companies are very similar. We’re both strongly innovative. We focus on customer solutions, and the teams are dedicated to service. And we think that’s going to be really, really compelling and be a great strategic fit because of the way the businesses culturally fit together in the way we focus on customer success.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

Mojdeh Poul - 3M Company - Group President of Health Care

And I’d like to add also that over the long term, clearly, the business has had a proven track record of delivering growth, about 10% when you go back to 2000. So over the long term, truly proven performance and clearly accretive to the healthcare business group.

Operator

And the next question comes from Steve Tusa with JPMorgan.

Charles Stephen Tusa - JPMorgan Chase & Co, Research Division - MD

Congratulations on the deal. Mojdeh, you mentioned the dividend, the $1 billion will go to funding the dividend. That was a pretty specific comment. Just curious what the messaging was there.

Mojdeh Poul - 3M Company - Group President of Health Care

Yes, it will go to dividend and also paying down debt. And as you know, Steve, our priority for capital allocation has always been in the order of growth and then followed by dividend and then M&A and then share repurchase. So it’s consistent with that.

Charles Stephen Tusa - JPMorgan Chase & Co, Research Division - MD

And then, John, I’m not familiar with your company, but have you guys been doing deals over the last several years? How has this kind of fit into your experience in acquisitions?

John Edward Adent - Neogen Corporation - President, CEO & Director

Yes, it has. I think we’ve done, Steve, what, 55 in the last 10 or 15 years. So Steve, this is definitely part of our growth strategy. I mean, we’ve always – that’s how we get to that 15% CAGR over 22 years. It’s 10% organic, and then we supplement with acquisitions. So it’s a great story. I think you ought to follow us. You’re welcome to come on board.

Charles Stephen Tusa - JPMorgan Chase & Co, Research Division - MD

Only 55 acquisitions. I must have missed that on the wire somehow. I’ll get to my Google now, check those out.

Operator

(Operator Instructions) And the next question comes from Jeff Sprague with Vertical Research.

Jeffrey Todd Sprague - Vertical Research Partners, LLC - Founder & Managing Partner

I’m just wondering, as it relates to 3M’s PFAS and other environmental liabilities, are there any ties back to that in this transaction? Or is this completely free and clear of any legacy issues at 3M?

Bruce Jermeland - 3M Company - VP of IR

Yes, Jeff, this is Bruce. The — that litigation has nothing to do with the Food Safety business. So totally separate.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

Jeffrey Todd Sprague - Vertical Research Partners, LLC - Founder & Managing Partner

Great. And can we just give a little color on how the deal actually came about? Who initiated contact here and perhaps how long you’ve been engaged with each other?

John Edward Adent - Neogen Corporation - President, CEO & Director

Sure. I can do that. I mean, it’s interesting. We’ve known each other in the industry for a long time. And as groups have communicated together for almost a decade. So it’s really hard to say who initiated, because we know each other, and we really respected each other’s businesses.

And I think what was really interesting is both organizations thought, wow, this is a really complementary - 2 sets of complementary businesses that would be great together. And we’ve talked about a lot of different ways to execute that over a period of time, and we’re just really excited that we were able to put it together. Mojdeh, you want to talk about?

Mojdeh Poul - 3M Company - Group President of Health Care

Yes. So we have many things in common in terms of the commitment that we have to quality, innovation, customer satisfaction. And as John said earlier, we both have been a proven industry leader in this space in our different markets and aspects. So there was a lot that made sense.

I mean it’s a transaction that not only brings value to the shareholders, but also most important to our customers as well as the employees. So there is a lot that makes sense about this opportunity and transaction.

Jeffrey Todd Sprague - Vertical Research Partners, LLC - Founder & Managing Partner

Great. And just maybe just one final small housekeeping question. Food Safety is reported in the 3M revenue disaggregation. Is that 100% of what we’re talking about? Or are there other kind of pluses and minuses relative to that number, Mojdeh or Bruce, that we see in your filing?

Bruce Jermeland - 3M Company - VP of IR

Yes, Jeff, what you see in our filings, year-to-date, the business is a little over $280 million of revenue. That’s the business that 3M is merging together with Neogen.

Operator

And that was the last question, and that also concludes the conference call. So thank you for attending today’s presentation. You may now disconnect your lines.

John Edward Adent - Neogen Corporation - President, CEO & Director

Thank you, everyone.

Mojdeh Poul - 3M Company - Group President of Health Care

Thank you, everyone.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

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This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between 3M Company (the “Company”), Neogen Corporation (“Neogen Corporation”) and Garden SpinCo Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on the Company and Neogen’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the Company and Neogen’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Neogen may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the Company, Neogen and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined Neogen-SpinCo company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Neogen and SpinCo, on the expected time frame or at all; (6) the ability of the combined Neogen-SpinCo company to implement its business strategy; (7) difficulties and delays in the combined Neogen-SpinCo company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of the Company; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in the Company’s and Neogen’s reports filed with the SEC, including the Company and Neogen’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of the Company, Neogen or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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DECEMBER 14, 2021 / 1:00PM, NEOG.OQ - Neogen Corp to Combine with 3M Food Safety Investor Call

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Neogen and SpinCo intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, SpinCo expects to file a registration statement in connection with its separation from the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, NEOGEN, SPINCO AND THE PROPOSED TRANSACTION. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents, once available, and each of the companies’ other filings with the SEC, also will be available free of charge on the Company’s website at http:// www.investors.3m.com or on Neogen’s website at http:// www.neogen.com/investor-relations.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, the Company, Neogen and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Neogen in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Neogen in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Neogen may be found in its Annual Report on Form 10-K filed with the SEC on July 30, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on February 4, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders filed with the SEC on March 24, 2021. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

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This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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